  Exhibit 99.1

Fury Files Preliminary Base Shelf Prospectus

Toronto, Canada – April 30, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) today announced that it has filed, and received a receipt from the Ontario Securities Commission (as principal regulator) for, a preliminary short form base shelf prospectus (the “Preliminary Shelf Prospectus”) with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada (the “Qualifying Jurisdictions”), and has filed a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “Registration Statement”).

Upon the issuance of a receipt for the final base shelf prospectus (the “Final Shelf Prospectus” and, together with the Preliminary Shelf Prospectus, the “Prospectus”) and the Registration Statement having been declared effective by the SEC, the Company will be permitted to offer up to C$200 million of common shares, subscription receipts, warrants, and units or any combination thereof (collectively, the “Securities”) during the 25-month period that the Prospectus is effective. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement.

Securities may be offered under the Prospectus (and corresponding Registration Statement) separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and as set forth in an applicable prospectus supplement. No Securities may be sold, nor may offers to buy be accepted, prior to the time a receipt for the Final Shelf Prospectus has been issued and the Registration Statement has been declared effective.

Information regarding the use of proceeds of any offering of Securities will be contained in a prospectus supplement relating to the particular offering. Such proceeds may be used to further the Company’s exploration plans at the Eau Claire project and to fund, in whole or in part, the Company’s exploration plans at the Homestake Ridge and Committee Bay projects, and for working capital purposes.

The Company currently anticipates that its current financial resources will be sufficient to fund its planned operations for the 12 months from the date of the Prospectus, as set out in more detail under the heading “Use of Proceeds” in the Prospectus. For a discussion of the Company’s currently funded plans and the Company’s plans if it raises additional capital, see “Corporate strategy” and “Financial position, liquidity, and capital resources” in the Company’s management’s discussion and analysis for the year ended December 31, 2020, which is incorporated by reference in the Prospectus and the Registration Statement.

The Registration Statement has been filed with the SEC, but is not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Copies of the Prospectus and the Registration Statement (once effective) may be obtained on request without charge from the Corporate Secretary of Fury at 34 King Street East, Suite 601, Toronto, Ontario, M5C 2X8, telephone (437) 500-2529 and are also available electronically at www.sedar.com or www.sec.gov/edgar.shtml.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury intends to grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (437) 500-2529

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language
This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”), which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking statements are information that includes implied future performance and/or forecast information. Forward-looking statements in this release reflect management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking statements contained in this release includes information relating to: the Prospectus and the Registration Statement, including any future issuance of Securities or raising of funds thereunder and the use of proceeds of any offering of Securities.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. The forward-looking statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"). The Company's descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

www.furygoldmines.com